Exhibit 99.1

Corporación América Airports S.A. Appoints New Chief Financial Officer

LUXEMBOURG--(BUSINESS WIRE)--March 16, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, announced today that Mr. Jorge Arruda, who joined the Company in 2014 and currently serves as Head of Finance and M&A as well as CEO of Inframerica Brazil, has been appointed to the position of Chief Financial Officer of CAAP effective May 1, 2021. Mr. Arruda will succeed Mr. Raúl Francos, who serves as the Company’s CFO since 2017 and, prior to that, as CFO of AA2000, the Company’s main subsidiary, between 2003 and 2018. Mr. Francos will stay on through May 1, 2021, to ensure an orderly transition and will remain a member of the Board of AA2000, a position he has held since 2013.

Mr. Arruda has over 20 years of finance and investment banking experience and more than 7 years in the airport industry. Prior to joining the Company, he served as CEO and Head of Investment Banking at Nomura Securities Brazil, and has been leading CAAP’s Brazilian operations as CEO since July 2017.

“Jorge’s strong experience in investment banking and capital market roles have been key in the implementation of our strategic initiatives to successfully navigate the pandemic. As Head of Finance and M&A, he most recently led the Company’s recent bond exchanges in Argentina and Uruguay, renegotiated bank loans and the concession agreement equilibriums, among other initiatives. Given his finance and industry expertise, the appointment of Jorge to the position of CFO both strengthens our management team while we continue to navigate the challenging global environment for air travel and solidifies the foundation of our Company to leverage the long-term growth opportunity we see in our markets,” stated Martín Eurnekian, Corporación America Airports’ Chief Executive Officer. “I also wish to thank Raúl Francos for his many contributions in leading the financial function of AA2000 since 2003, including the successful issuance of two international bonds, his work in leading CAAP’s international IPO in 2017 and more recently, in the development of strategic financial initiatives that have allowed us to rapidly adjust our operations in this difficult COVID-19 environment.”

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411